PRESS RELEASE

WNS forms a joint venture with Advanced Contact Solutions Inc. in the Philippines
Expands global delivery network by launching delivery center in Manila

Manila and New York, April 4, 2008 – WNS (Holdings) Limited (NYSE: WNS), a leading global provider of business process outsourcing (BPO) services, today announced the formation of a joint venture with Advanced Contact Solutions, Inc. (ACS), a pioneer and leader in BPO services and customer care in the Philippines.

The joint venture company, WNS Philippines Inc., will be majority owned by WNS and will offer contact center services to global clients across industries. The company has set up its first delivery center in Manila and intends to initially scale to 200 seats.

“With the joint venture, WNS is executing its strategy to expand its global delivery network. This expansion further enables us to bring a large high quality talent pool to help solve the business challenges of our clients while diversifying the geographic concentration of delivery,” said Anup Gupta, COO, WNS Group. “In forming the venture with ACS, WNS has partnered with a local market leader that shares our vision of delivering high quality BPO services to clients.”

“ACS is embarking on establishing a global footprint through relationships with leading global BPO companies such as WNS, added Victor M. Endaya, President and CEO, ACS. In this way, we can bring our clients good business practices and expertise in client and customer care.”

According to research firm Frost & Sullivan, the Philippines is the third largest English-speaking nation in the world and produces 350,000 college graduates each year delivering a highly-educated talent pool for providing BPO services.

Earlier this year, WNS announced the opening of its delivery center in Bucharest, Romania. From its Romania center, WNS provides European language skills and high-end finance and accounting services for global clients.

About WNS
WNS is a leading global business process outsourcing provider. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enable WNS to deliver business value to some of the leading companies in the world. With over 18,000 employees, WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. WNS’ home page is www.wnsgs.com.

About Advanced Contact Solutions

Advanced Contact Solutions (ACS) is the pioneer and leader in business process and customer care delivery in the Philippines. Since 1996, ACS has been providing its clients with superior customer experience through customized business solutions which exceed client expectations and delight customers. ACS partners with top Fortune 5OO companies, and top tier companies in the UK, Australia, Canada and the Philippines. ACS’ home page is www.acspacific.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACT:
Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

U.S.:
Mike Sherrill
Gutenberg Communications
+1 212-239-8741
msherrill@gutenbergpr.com
UK:
Shalini Siromani
Gutenberg Communications
+44 203 008 5231
shalini@gutenbergpr.com
Media:
India:
Ameya Sirur
Gutenberg Communications
+91 99109 12228
ameya@gutenbergpr.com